UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q1 2023 Results

Financial Results and Business Overview

March 31, 2023
ICL Group Ltd

ICL Reports First Quarter 2023 Results

Delivers sales of $2.1 billion, net income of $280 million, adjusted EBITDA of $610 million and adjusted diluted EPS of $0.23

Tel Aviv, Israel, May 10, 2023 – ICL (NYSE: ICL) (TASE: ICL), a leading global specialty minerals company, today reported its financial results for the first quarter ended March 31, 2023. Consolidated sales were $2.1 billion versus $2.5 billion. Operating income was $465 million versus $902 million, while adjusted operating income was $480 million versus $880 million in the first quarter of last year. Adjusted EBITDA was $610 million versus $1,002 million. Earnings per share were $0.22 versus $0.49, and adjusted diluted EPS was $0.23 versus $0.48.

“ICL delivered another solid first quarter, even as prices pulled back significantly from last year’s peak levels.  We are working to leverage opportunities created by geopolitical developments, global sustainability challenges and the current capital markets backdrop, to strengthen long-term value creation through innovative food security and battery materials solutions, while maintaining our focus on consistent cash generation and on driving cost efficiencies,” said Raviv Zoller, president and CEO of ICL.  “For the first quarter, we continued to return value to shareholders, as we delivered record operating cash flow of $382 million and announced a dividend of $0.11 per share.”

The company also reiterated its guidance for full year adjusted EBITDA of between $2.2 billion to $2.4 billion, with approximately $1.1 billion of this amount estimated to come from the company’s specialties focused businesses. (1a)

1 ICL Group Limited Q1 2023 Results

Financial Results and Business Overview

This Financial Results and Business Overview is based on the Company’s unaudited interim condensed consolidated financial statements as of and for the three-month period ended March 31, 2023 (hereinafter - Interim Financial Statements) and is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”, unless otherwise stated. The Financial Results and Business Overview contains certain non‑IFRS financial measures and forward-looking statements, which are described in the “Financial Figures and non‑GAAP Financial Measures” section and the “Forward-looking Statements” section, respectively.

About ICL

ICL Group Ltd. is a leading global specialty minerals company, which creates impactful solutions for humanity’s sustainability challenges in the food, agriculture, and industrial markets. ICL leverages its unique bromine, potash, and phosphate resources, its global professional workforce, and its sustainability focused R&D and technological innovation capabilities, to drive the Company's growth across its end markets. ICL shares are dual listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL). The Company employs more than 12,500 people worldwide, and its 2022 revenues totaled approximately $10 billion. For more information, visit the Company's website at www.icl-group.com[1].

[1] The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Form 6-K.

2 ICL Group Limited Q1 2023 Results

Financial Figures and non-GAAP Financial Measures

1-3/2023		1-3/2022		1-12/2022
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Sales	2,098	-	2,525	-	10,015	-
Gross profit	828	39	1,245	49	5,032	50
Operating income	465	22	902	36	3,516	35
Adjusted operating income (1)	480	23	880	35	3,509	35
Net income attributable to the shareholders of the Company	280	13	632	25	2,159	22
Adjusted net income - shareholders of the Company (1)	292	14	613	24	2,350	23
Diluted earnings per share (in dollars)	0.22	-	0.49	-	1.67	-
Diluted adjusted earnings per share (in dollars) (2)	0.23	-	0.48	-	1.82	-
Adjusted EBITDA (2)	610	29	1,002	40	4,007	40
Cash flows from operating activities	382	-	325	-	2,025	-
Purchases of property, plant and equipment and intangible assets (3)	164	-	131	-	747	-

(1)	See “Adjustments to Reported Operating and Net income (non-GAAP)” below.

(2)	Commencing 2022, the Company’s adjusted EBITDA definition was updated. See the disclaimer below.

(3)	See “Condensed consolidated statements of cash flows (unaudited)” in the accompanying financial statements.

We disclose in this quarterly report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” below. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” below, excluding the total tax impact of such adjustments. We calculate our diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. Our adjusted EBITDA is calculated as net income before financing expenses, net, taxes on income, share in earnings of equity-accounted investees, depreciation and amortization, and certain adjustments presented in the reconciliation table under “Consolidated adjusted EBITDA, and diluted adjusted Earnings Per Share for the periods of activity” below, which were adjusted for in calculating the adjusted operating income. Commencing with the year 2022, the Company’s “adjusted EBITDA” calculation is no longer adding back “minority and equity income, net". While “minority and equity income, net” reflects the share of an equity investor in one of our owned operations, since adjusted EBITDA measures the Company’s performance as a whole, its operations and its ability to satisfy cash needs before profit is allocated to the equity investor, management believes that adjusted EBITDA before deduction of such item is more reflective.

3 ICL Group Limited Q1 2023 Results

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of our non-IFRS financial measures as tools for comparison. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA provide useful information to both management, and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management performance. We believe that these non‑IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

(1a) The Company only provides guidance on a non-GAAP basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting, and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as restructuring, litigation, and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the Company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material, and therefore could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). The guidance speaks only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law. Specialties focused businesses are represented by the Industrial Products, and Growing Solutions segments, and the specialties part of the Phosphate Solutions segment. We present EBITDA from the phosphate specialties part of the Phosphate Solutions segment as we believe this information is useful to investors in reflecting the specialty portion of our business.

We present a discussion in the period-to-period comparisons of the primary drivers of change in the Company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on our businesses. We have based the following discussion on our financial statements. You should read such discussion together with our financial statements.

4 ICL Group Limited Q1 2023 Results

Adjustments to Reported Operating and Net income (non-GAAP)

1-3/2023	1-3/2022	1-12/2022
$ millions	$ millions	$ millions

Operating income	465	902	3,516
Write-off of assets and provision for site closure (1)	15	-	-
Divestment related items and transaction costs from acquisitions (2)	-	(22)	(29)
Legal proceedings, dispute and other settlement expenses (3)	-	-	22
Total adjustments to operating income	15	(22)	(7)

Adjusted operating income	480	880	3,509
Net income attributable to the shareholders of the Company	280	632	2,159
Total adjustments to operating income	15	(22)	(7)
Total tax adjustments (4)	(3)	3	198
Total adjusted net income - shareholders of the Company	292	613	2,350

(1)	For 2023, reflects a write-off of assets and closure costs due to the closure of the Company’s Summerville site in the US.

(2)	For 2022, reflects a capital gain related to the sale of an asset in Israel and the Company’s divestment of a 50%-owned joint venture, Novetide.

(3)	For 2022, reflects mainly the costs of a mediation settlement regarding the claims related to the Ashalim Stream incident.

(4)
For 2023, reflects the tax impact of adjustments made to operating income. For 2022, reflects tax expenses in respect of prior years following a settlement with Israel’s Tax Authority regarding Israel's surplus profit levy, which outlines understandings for the calculation of the levy, including the measurement of fixed assets, as well as the tax impact of adjustments made to operating income.

5 ICL Group Limited Q1 2023 Results

Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity

Calculation of adjusted EBITDA was made as follows:

1-3/2023	1-3/2022	1-12/2022
$ millions	$ millions	$ millions

Net income	294	657	2,219
Financing expenses, net	44	34	113
Taxes on income	127	211	1,185
Less: Share in earnings of equity-accounted investees	-	-	(1)
Operating income	465	902	3,516
Depreciation and amortization	130	122	498
Adjustments (1)	15	(22)	(7)
Total adjusted EBITDA (2)	610	1,002	4,007

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

(2)	Commencing 2022, the Company’s adjusted EBITDA definition was updated, see the disclaimer above.

Calculation of diluted adjusted earnings per share was made as follows:

1-3/2023	1-3/2022	1-12/2022
$ millions	$ millions	$ millions

Net income attributable to the shareholders of the Company	280	632	2,159
Adjustments (1)	15	(22)	(7)
Total tax adjustments	(3)	3	198

Adjusted net income - shareholders of the Company	292	613	2,350
Weighted-average number of diluted ordinary shares outstanding (in thousands)	1,290,938	1,290,965	1,289,947
Diluted adjusted earnings per share (in dollars) (2)	0.23	0.48	1.82

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

(2)
The diluted adjusted earnings per share are calculated as follows: dividing the adjusted net income attributable to the shareholders of the Company by the weighted-average number of diluted ordinary shares outstanding (in thousands).

6 ICL Group Limited Q1 2023 Results

Consolidated Results Analysis

Results analysis for the period January – March 2023

Sales	Expenses	Operating income
$ millions

Q1 2022 figures	2,525	(1,623)	902
Total adjustments Q1 2022*	-	(22)	(22)
Adjusted Q1 2022 figures	2,525	(1,645)	880
Quantity	(324)	127	(197)
Price	(42)	-	(42)
Exchange rates	(61)	45	(16)
Raw materials	-	(76)	(76)
Energy	-	(15)	(15)
Transportation	-	1	1
Operating and other expenses	-	(55)	(55)
Adjusted Q1 2023 figures	2,098	(1,618)	480
Total adjustments Q1 2023*	-	(15)	(15)
Q1 2023 figures	2,098	(1,633)	465

* See "Adjustments to reported Operating and Net income (non-GAAP)" above.

-
Quantity – The negative impact on operating income was primarily related to a decrease in sales volumes of potash, bromine and phosphorus-based flame retardants, elemental bromine and white phosphoric acid (WPA). This impact was partially offset mainly by higher sales volumes of clear brine fluids.

-
Price - The negative impact on operating income was primarily related to a decrease of $101 in the price of potash (CIF) per tonne year-over-year, as well as to a decrease in selling prices of phosphate fertilizers. This impact was partially offset by higher selling prices of phosphate-based food additives, WPA, FertilizerpluS products and specialty minerals products.

-
Exchange rates - The unfavorable effect on operating income was primarily related to the negative impact on sales due to the depreciation of the euro and the Chinese yuan against the US dollar, which was partially offset by the positive impact on operational costs due to the depreciation of the Israeli shekel against the US dollar.

-
Raw materials – The negative impact on operating income was primarily due to higher costs of caustic soda and potassium hydroxide (KOH), as well as higher costs of commodity fertilizers and raw materials used in production of industrial products. This impact was partially offset by lower costs of sulphur.

-	Energy – The negative impact on operating income was due to increased electricity and gas prices.

-	Operating and other expenses – The negative impact on operating income was primarily due to higher maintenance and operational costs.

7 ICL Group Limited Q1 2023 Results

The following table sets forth sales by geographical regions based on the location of the customers:

1-3/2023		1-3/2022
$ millions	% of Sales	$ millions	% of Sales

Europe	772	37	724	29
Asia	437	21	737	29
South America	420	20	516	20
North America	358	17	415	16
Rest of the world	111	5	133	6
Total	2,098	100	2,525	100

-
Europe – The increase in sales was primarily due to higher selling prices and sales volumes of potash, as well as higher selling prices of WPA. The increase was partially offset by lower sales volumes of WPA, bromine and phosphorous-based flame retardants, turf and ornamental products, specialty agriculture products and magnesium, together with the negative impact of the depreciation of the average exchange rate of the euro against the US dollar.

-
Asia – The decrease in sales was primarily due to lower selling prices and sales volumes of potash and elemental bromine, as well as lower sales volumes of bromine-based flame retardants, bromine-based industrial solutions, and phosphate fertilizers. This decrease was partially offset by higher sales volumes of specialty agriculture products.

-
South America – The decrease in sales was primarily due to lower sales volumes of WPA and specialty agriculture products, as well as lower selling prices of potash and phosphate fertilizers. This decrease was partially offset by higher sales volumes of phosphate fertilizers.

-
North America – The decrease in sales was primarily due to lower selling prices and sales volumes of potash and phosphate fertilizers, as well as lower sales volumes of phosphorous-based flame retardants. This decrease was partially offset by higher sales volumes of clear brine fluids and phosphate-based food additives.

-
Rest of the world – The decrease in sales was primarily related to lower sales volumes and selling prices of potash, as well as lower sales volumes of phosphate fertilizers. This decrease was partially offset by higher selling prices of clear brine fluids.

8 ICL Group Limited Q1 2023 Results

Financing expenses, net

Net financing expenses in the first quarter of 2023 amounted to $44 million, compared to $34 million in the corresponding quarter last year, an increase of $10 million driven mainly by rolling forecast hedging transactions’ income decrease of $9 million, of which $5 million related to income from IRS revaluation in the corresponding quarter.

Tax expenses

In the first quarter of 2023, the Company’s reported tax expenses amounted to $127 million, compared to $211 million in the corresponding quarter last year, reflecting an effective tax rate of 30% and 24%, respectively. The Company’s relatively high effective tax rate for this quarter was mainly due to the surplus profit levy.

9 ICL Group Limited Q1 2023 Results

Industrial Products Segment information as of March 31, 2023 (Unaudited)

Segment Information

Industrial Products

The Industrial Products segment produces bromine from a highly concentrated solution in the Dead Sea and bromine‑based compounds at its facilities in Israel, the Netherlands and China. In addition, the segment produces several grades of salts, magnesium chloride, magnesia-based products, phosphorus-based products and functional fluids.

Results of operations

1-3/2023	1-3/2022	1-12/2022
$ millions	$ millions	$ millions

Segment Sales	361	494	1,766
Sales to external customers	351	488	1,737
Sales to internal customers	10	6	29
Segment Operating Income	90	188	628
Depreciation and amortization	15	15	61
Segment EBITDA	105	203	689
Capital expenditures	26	22	90

Highlights and business environment

•	Elemental bromine sales decreased year-over-year due to declining bromine prices and soften demand, mainly for bromine-based flame retardants.

•	Sales of bromine-based flame retardants decreased year-over-year, with lower volumes and prices, as electronics end-market demand remained weak.

•
Sales of phosphorus-based flame retardants decreased year-over-year, with lower volumes and prices, as construction end-market demand remained softened due to both inflation and high interest rates, mainly in the US and Europe.

•	Strong global demand for clear brine fluids drove sales higher year-over-year, with both higher prices and volumes.

•	Sales of specialty minerals increased year-over-year, mainly due to higher deliveries to the deicing, food, pharmaceutical and industrial end-markets.

10 ICL Group Limited Q1 2023 Results

Industrial Products Segment information as of March 31, 2023 (Unaudited)

Results analysis for the period January – March 2023

Sales	Expenses	Operating income
$ millions

Q1 2022 figures	494	(306)	188
Quantity	(146)	57	(89)
Price	17	-	17
Exchange rates	(4)	7	3
Raw materials	-	(20)	(20)
Energy	-	(6)	(6)
Transportation	-	2	2
Operating and other expenses	-	(5)	(5)
Q1 2023 figures	361	(271)	90

-	Quantity – The negative impact on operating income was primarily related to a decrease in sales volumes of bromine and phosphorus-based flame retardants.

-
Price – The positive impact on operating income was mainly due to higher selling prices of specialty minerals which was partially offset by lower selling prices of bromine and phosphorus-based flame retardants.

-
Exchange rates – The favorable effect on operating income was due to the positive impact on operational costs resulting from the depreciation of the average exchange rate of the Israeli shekel against the US dollar, which was partially offset by the negative impact on sales due to the depreciation of the average exchange rate of the euro against the US dollar.

-	Raw materials – The negative impact on operating income resulted from higher costs of raw materials.

-	Energy – The negative impact on operating income was due to higher electricity and gas prices.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher operational costs.

11 ICL Group Limited Q1 2023 Results

Potash Segment information as of March 31, 2023 (Unaudited)

Potash

The Potash segment produces and sells mainly potash, salts, magnesium, and electricity. Potash is produced in Israel using an evaporation process to extract potash from the Dead Sea at Sodom, and conventional mining from an underground mine in Spain. The segment also produces and sells pure magnesium, magnesium alloys and chlorine. In addition, the segment sells salt products produced at its potash site in Spain. The segment operates a power plant in Sodom which supplies electricity and steam to ICL facilities in Israel (surplus electricity is sold to external customers).

Results of operations

1-3/2023	1-3/2022	1-12/2022
$ millions	$ millions	$ millions

Segment Sales	583	795	3,313
Potash sales to external customers	455	648	2,710
Potash sales to internal customers	34	43	184
Other and eliminations (1)	94	104	419
Gross Profit	355	523	2,292
Segment Operating Income	254	410	1,822
Depreciation and amortization	44	40	166
Segment EBITDA	298	450	1,988
Capital expenditures	84	62	346
Potash price - CIF ($ per tonne)	541	642	682

(1)	Includes salt produced in Spain, metal magnesium-based products, chlorine, and sales of excess electricity produced by ICL’s power plant at ICL Dead Sea.

12 ICL Group Limited Q1 2023 Results

Potash Segment information as of March 31, 2023 (Unaudited)

Highlights and business environment

•	ICL's potash price (CIF) per tonne of $541 in the quarter was 9% lower compared to the fourth quarter of 2022 and 16% lower year-over-year.

•
The Grain Price Index decreased by 0.5% during the quarter, mainly due to a decrease in prices of corn and wheat by 0.6% and 6.5%, respectively, which was partially offset by an increase in prices of soybean and rice by 5.9% and 1.8%, respectively.

•
The WASDE (World Agricultural Supply and Demand Estimates) report, published by the USDA in April 2023, showed a continued decrease in the expected ratio of global inventories of grains to consumption to 27.4% for the 2022/23 agriculture year, compared to 28.1% for the 2021/22 agriculture year and 29.0% for the 2020/21 agriculture year.

•
On May 1, 2023, ICL signed a contract with its long-term customer, Indian Potash Limited (IPL), India’s largest importer of potash, for potash shipments through September 2023, at a price of $422 per tonne CIFFO Indian ports, with similar quantities as in the 2022 contract with IPL, for the respective period. The contract is part of the renewed five-year supply agreement with IPL for the years 2022-2027, which was signed in March 2022.

ICL Dead Sea

•
In March 2023, the Company completed the sealing project of the P-9 pumping station feeder canal in response to the unexpected flow of brine that was discovered in June 2022 at the outskirts of an alluvial fan area. For further information, see Note 18 to the Company’s 2022 Audited Financial Statements.

•	A production shutdown for annual maintenance took place in March, similar to last year.

ICL Iberia

•
Geological and operational challenges continued to impact the mine ore output in the quarter. The improvement project at the site's flotation plant was completed and is expected to enable ICL Iberia to increase its production capacity, while lowering its cost per tonne.

Metal Magnesium

•	Lower sales volumes due to softened demand in non-US markets, were offset by higher selling prices year-over-year.

13 ICL Group Limited Q1 2023 Results

Potash Segment information as of March 31, 2023 (Unaudited)

Additional segment information

Global potash market - average prices and imports:

Average prices	01-03.2023	01-03.2022	VS Q1 2022	10-12/2022	VS Q4 2022

Granular potash – Brazil	CFR spot ($ per tonne)	495	877	(43.6)%	570	(13.2)%
Granular potash – Northwest Europe	CIF spot/contract (€ per tonne)	688	618	11.3%	813	(15.4)%
Standard potash – Southeast Asia	CFR spot ($ per tonne)	573	656	(12.7)%	675	(15.1)%
Potash imports
To Brazil	million tonnes	2.4	3.1	(22.6)%	1.5	60.0%
To China	million tonnes	2.1	2.1	-	1.8	16.7%
To India	million tonnes	0.2	0.7	(72.2)%	0.5	(60.0)%

Sources: CRU (Fertilizer Week Historical Price: April 2023), FAI, Brazilian and Chinese customs data.

Potash – Production, and Sales

Thousands of tonnes	1-3/2023	1-3/2022	1-12/2022

Production	1,070	1,093	4,691
Total sales (including internal sales)	963	1,150	4,499
Closing inventory	654	298	547

First quarter 2023

-
Production – Production was 23 thousand tonnes lower year-over-year, mainly due to operational and geological challenges at ICL Iberia. A fatal accident at the Cabanasses mine in the beginning of March, was followed by gradual ramp-up due to extraordinary safety measures, which led to production losses.

-	Sales – The quantity of potash sold was 187 thousand tonnes lower year-over-year, mainly due to lower sales volumes to India and China.

14 ICL Group Limited Q1 2023 Results

Potash Segment information as of March 31, 2023 (Unaudited)

Results analysis for the period January – March 2023

Sales	Expenses	Operating income
$ millions

Q1 2022 figures	795	(385)	410
Quantity	(114)	48	(66)
Price	(84)	-	(84)
Exchange rates	(14)	3	(11)
Energy	-	(5)	(5)
Transportation	-	2	2
Operating and other expenses	-	8	8
Q1 2023 figures	583	(329)	254

-	Quantity – The negative impact on operating income was primarily related to a decrease in sales volumes of potash to China and India, as well as sales volumes of magnesium.

-	Price – The negative impact on operating income resulted primarily from a decrease of $101 in potash price (CIF) per tonne year-over-year.

-
Exchange rates – The unfavorable impact on operating income was due to the depreciation of the average exchange rate of the euro against the US dollar, which led to a negative impact on sales. This was partially offset by a positive impact on operational costs resulting from the depreciation of the average exchange rate of the Israeli shekel against the US dollar.

-	Energy – The negative impact on operating income was primarily due to an increase in electricity and gas prices.

-	Operating and other expenses – The positive impact on operating income was primarily related to lower operational costs.

15 ICL Group Limited Q1 2023 Results

Phosphate Solutions Segment information as of March 31, 2023 (Unaudited)

Phosphate Solutions

The Phosphate Solutions segment operates ICL's phosphate value chain and uses phosphate rock and fertilizer-grade phosphoric acid to produce phosphate-based specialty products with higher added value, as well as to produce and sell phosphate-based fertilizers.

Phosphate specialties sales of $425 million and operating income of $69 million in the first quarter of 2023 were approximately 3% and 32% lower, respectively, compared to the first quarter of 2022. The decrease in operating income was driven mainly by higher raw material prices, as well as higher energy and other production costs. While sales of acids and salts in technical applications decreased, food specialty sales increased year-over-year.

Sales of phosphate commodities amounted to $289 million, approximately 20% lower than in the first quarter of 2022, due to a decrease in quantities sold and lower prices. Operating income of $46 million, a year-over-year decrease of $52 million, was primarily due to lower prices, partially offset by lower costs of raw materials, mainly sulphur.

Results of operations

1-3/2023	1-3/2022	1-12/2022
$ millions	$ millions	$ millions

Segment Sales	714	798	3,106
Sales to external customers	659	748	2,851
Sales to internal customers	55	50	255
Segment Operating Income	115	200	777
Depreciation and amortization*	55	47	189
Segment EBITDA	170	247	966
Phosphate specialties EBITDA	84	115	436
Phosphate commodities EBITDA	86	132	530
Capital expenditures	54	49	259

*  For Q1 2023, comprised of $15 million in phosphate specialties and $40 million in phosphate commodities. For Q1 2022, comprised of $13 million in phosphate specialties and $34 million in phosphate commodities.

16 ICL Group Limited Q1 2023 Results

Phosphate Solutions Segment information as of March 31, 2023 (Unaudited)

Significant Highlights

•	In the first quarter, higher raw material and production costs negatively impacted the specialty phosphates business, as global phosphates supply and demand are re-balancing.

•
Phosphate salts: quarterly sales increased year-over-year, primarily due to higher pricing to compensate for elevated production costs. Sales of food specialties were higher year-over-year, driven by solid demand in North America and Asia, but weaker demand in Europe. For industrial end-markets, demand in North America increased, while additional supply in Europe negatively impacted sales.

•	White phosphoric acid (WPA): Sales decreased year-over-year, with lower volumes, especially in Europe and China. In most regions, selling prices remained above the comparable period in 2022.

•	Energy storage solutions (ESS):

o
The Company continued its investment in a lithium iron phosphate (LFP) cathode active material (CAM) manufacturing plant in St. Louis, Missouri, which is expected to be the first large scale LFP material manufacturing facility in the US.

o	Increased supply in China of energy storage solutions negatively impacted sales of specialty raw materials used for energy storage solutions from the Company's YPH joint venture.

•
Phosphate fertilizers prices started to increase in the beginning of the quarter, due to lower availability in the market. Towards the end of the quarter, fertilizers prices were moderated due to lower demand.

o	In India, lower import prices together with speculation over reduced subsidies have led distributors to rebuild DAP stocks.

o
In Brazil, MAP prices increased from an average of $627/t in the fourth quarter of 2022 to $658/t, as imports were supported by good soy affordability. However, lower soybean prices and weaker sentiment, led to fewer purchases. As such, the MAP CFR Brazil price moderated to a range of $620-630/t at the end of the quarter.

o
In the US, at the beginning of the quarter DAP/MAP prices were $25-31/t higher compared to the end of 2022 due to anticipation of higher demand. However, prices moderated below $647/t as downstream demand fell short of expectations, due to wet and cold weather. Toward the end of the quarter, prices began to rise again as the planting season approached.

•
Indian phosphoric acid prices which are being revised on a quarterly basis, are at $1,050/t P2O5 in the first quarter of 2023. CIL (India) agreed to a phosphoric acid supply contract for the second quarter at 970$/t P2O5, down by 80$/t.

•	The Middle East spot price of sulfur decreased from $170/t FOB at the end of 2022 to $108/t in the first quarter of 2023.

17 ICL Group Limited Q1 2023 Results

Phosphate Solutions Segment information as of March 31, 2023 (Unaudited)

Additional segment information

Global phosphate commodities market - average prices:

Average prices	$ per tonne	01-03.2023	01-03.2022	VS Q1 2022	10-12.2022	VS Q4 2022

DAP	CFR India Bulk Spot	648	940	(31)%	809	(20)%
TSP	CFR Brazil Bulk Spot	515	813	(37)%	677	(24)%
SSP	CPT Brazil inland 18-20% P2O5 Bulk Spot	325	435	(25)%	395	(18)%
Sulphur	Bulk FOB Adnoc monthly Bulk contract	139	325	(57)%	226	(38)%

Source: CRU (Fertilizer Week Historical Prices, April 2023).

Results analysis for the period January - March 2023

Sales	Expenses	Operating income
$ millions

Q1 2022 figures	798	(598)	200
Quantity	(68)	37	(31)
Price	7	-	7
Exchange rates	(23)	24	1
Raw materials	-	(18)	(18)
Energy	-	(10)	(10)
Operating and other expenses	-	(34)	(34)
Q1 2023 figures	714	(599)	115

-
Quantity – The negative impact on operating income was primarily due to lower sales volumes of white phosphoric acid (WPA), fertilizers and salts. This was partially offset by higher sales volumes of phosphate-based food additives.

-
Price – The positive impact on operating income was primarily related to higher selling prices of phosphate-based food additives, WPA and salts. This was partially offset by lower selling prices of phosphate fertilizers.

-
Exchange rates – The minor favorable impact on operating income was mainly due to the positive impact on operational costs resulted from the depreciation of the average exchange rate of the Israeli shekel against the US dollar, which was partially offset by the negative impact on sales due to the depreciation of the average exchange rate of the Chinese yuan and the euro against the US dollar.

-	Raw materials – The negative impact on operating income was due to higher costs of potassium hydroxide (KOH) and caustic soda, partially offset by lower costs of sulphur.

-	Energy – The negative impact on operating income was primarily due to higher electricity and gas prices, mainly in Europe and the US.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and other operational costs.

18 ICL Group Limited Q1 2023 Results

Growing Solutions Segment information as of March 31, 2023 (Unaudited)

Growing Solutions

The Growing Solutions segment aims to achieve global leadership in plant nutrition markets by enhancing its position in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, fertilizers and FertilizerpluS, targeting high-growth markets such as Brazil, India, and China. The segment also looks to leverage its unique R&D capabilities, substantial agronomic experience, global footprint, backward integration to potash, phosphate and polysulphate and its chemistry know-how, as well as its ability to integrate and generate synergies from acquired businesses. ICL is continuously working to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consist of enhanced efficiency and controlled release fertilizers (CRF), water-soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid), FertilizerpluS, soil and foliar micronutrients, secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants.

Results of operations

1-3/2023	1-3/2022	1-12/2022
$ millions	$ millions	$ millions

Segment Sales	564	566	2,422
Sales to external customers	553	556	2,376
Sales to internal customers	11	10	46
Segment Operating Income	32	93	378
Depreciation and amortization	13	17	70
Segment EBITDA	45	110	448
Capital expenditures	24	17	101

Highlights and business environment

•	FertilizerpluS: Sales increased year-over-year, with both higher volumes and prices.

•
Specialty Agriculture (SA): Sales decreased year-over-year as lower volumes of straights fertilizer, Biostimulants, MicroNutrients and Liquid NPKs, mainly to Europe and the US offset higher selling prices.

•	Turf and Ornamental (T&O): Sales decreased year-over-year, as higher prices were unable to offset lower ornamental and horticulture sales volumes.

•	ICL Boulby: The production of polysulphate increased by 9% year-over-year, with record production of 259 thousand tonnes.

19 ICL Group Limited Q1 2023 Results

Growing Solutions Segment information as of March 31, 2023 (Unaudited)

Results analysis for the period January – March 2023

Sales	Expenses	Operating income
$ millions

Q1 2022 figures	566	(473)	93
Quantity	(31)	17	(14)
Price	47	-	47
Exchange rates	(18)	5	(13)
Raw materials	-	(59)	(59)
Energy	-	(2)	(2)
Transportation	-	(2)	(2)
Operating and other expenses	-	(18)	(18)
Q1 2023 figures	564	(532)	32

-	Quantity – The negative impact on operating income was primarily due to lower sales volumes of specialty agriculture products.

-	Price – The positive impact on operating income was due to higher selling prices across most business lines, mainly FertilizerpluS and specialty agriculture products.

-
Exchange rates – The unfavorable impact on operating income was primarily due to the depreciation of the average exchange rate of the euro and the Chinese Yuan against the US dollar, which had a negative impact on sales that exceeded the positive impact on operational costs.

-	Raw materials – The negative impact on operating income was primarily related to higher costs of commodity fertilizers, potassium hydroxide (KOH) and caustic soda.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational costs.

20 ICL Group Limited Q1 2023 Results

Liquidity and Capital Resources

Source and uses of cash

Net cash provided by operating activities

In the first quarter of 2023, cash flow provided by operating activities amounted to $382 million, compared to $325 million in the corresponding quarter last year. This increase was mainly due to a decrease in working capital in the current quarter, which more than offset the decrease in net income.

Net cash used in investing activities

In the first quarter of 2023, net cash used in investing activities amounted to $204 million, compared to $107 million in the corresponding quarter last year. This increase was mainly due to higher investments in property, plant and equipment and in deposits during the current quarter.

Net cash used in financing activities

In the first quarter of 2023, net cash used in financing activities amounted to $47 million, compared to $260 million in the corresponding quarter last year. This decrease is mainly due to higher utilization of our credit facilities in the current quarter.

Outstanding net debt

In March 2023, the Company repaid, as scheduled, NIS 392 million (approx. $108 million) of its Series E Bond.

As of March 31, 2023, ICL’s net financial liabilities amounted to $2,301 million, a decrease of $15 million compared to December 31, 2022.

Credit facilities

The total amount of the Company's committed securitization facility framework is $300 million and an additional $100 million uncommitted. As of March 31, 2023, ICL utilized approximately $307 million of the facility’s framework.

In March 2023, ICL’s long-term credit facility decreased by $100 million to a total of $1,000 million due to a decision by one of the participating banks not to extend its part in the credit facility. As of March 31, 2023, ICL utilized approximately $587 million of the credit facility.

Subsequent Events

In April 2023, the Company entered into a Sustainability-Linked Revolving Credit Facility Agreement made between ICL Finance B.V., and a consortium of twelve international banks for $1,550 million credit facility. The Sustainability-Linked RCF replaces a previous revolving credit facility that was entered into in 2015, as amended and extended in 2018, due to expire in 2025. For further information, please see Note 4 to the Company’s Interim Financial Statements.

21 ICL Group Limited Q1 2023 Results

Ratings and financial covenants

Fitch Ratings

In June 2022, Fitch Ratings reaffirmed the Company’s long-term issuer default rating and senior unsecured rating at 'BBB-'. The outlook on the long-term issuer default rating is stable.

S&P Ratings

In July 2022, the S&P credit rating agency reaffirmed the Company’s international credit rating and senior unsecured rating of 'BBB-'. In addition, the S&P Maalot credit rating agency reaffirmed the Company’s credit rating of 'ilAA' with a stable rating outlook.

Financial covenants

As of March 31, 2023, the Company was in compliance with all of its financial covenants stipulated in its financing agreements.

Critical Accounting Estimates

In the three-month period ended March 31, 2023, there were no material changes in the critical accounting estimates previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2022.

Board of Directors and Senior Management Updates

On March 27, 2023, the Company announced that its 2023 Annual General Meeting of Shareholders will be held on May 10, 2023 (the "AGM"). The agenda of the AGM is as follows: (i) election of Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Reem Aminoach, Lior Reitblatt, Tzipi Ozer Armon, Gadi Lesin and Michal Silverberg to serve as directors, effective as of the date of the AGM, until the next annual general meeting of shareholders of the Company or until any of their earlier resignation or removal; (ii) reappointment of Somekh Chaikin, a Member Firm of KPMG International, as the Company’s independent auditor until the next annual general meeting of shareholders of the Company; and (iii) presentation and discussions of the Company’s audited financial statements for the year ended December 31, 2022.

Further to “Item 6 – C. Board Practices” of ICL’s 2022 annual report, the 2023 directors’ and officers’ liability insurance policy is effective as of March 2023, for a period of one year, until March 2024, and includes a liability limit of $200 million for both tiers (comprised of a limit of $40 million, with an additional Side A coverage (directors and officers only) limit of $160 million). The 2023 directors' and officers' liability insurance policy was approved in accordance with the Israeli Companies Regulations (Relief in Transactions with Interested Parties), 5760-2000.

Further to “Item 6 - Directors, Senior Management and Employees —B. – Compensation.” of ICL’s 2022 annual report, regarding the Management Agreement with our controlling shareholder, Israel Corp., that was terminated as of July 1, 2022, on February 12, 2023, the Audit & Accounting Committee examined the reasonableness of the management fees paid to Israel Corp. for the period between January 1, 2022 to June 30, 2022, against the management services that were actually provided thereby to the Company during such period.

22 ICL Group Limited Q1 2023 Results

Risk Factors

In the three-month period ended March 31, 2023, there were no material changes in the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2022.

Quantitative and Qualitative Exposures stemming from Market Risks

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures about Market Risks” in our Annual Report on Form 20-F for the year ended December 31, 2022.

Legal Proceedings

Application of a derivative action

Note 18 to the Annual Financial Statements provides disclosure regarding a motion for discovery of documents filed by a shareholder of the Company as a preliminary proceeding for a possible application of a derivative action against officers of the Company as a result of the Ashalim incident. In March 2023, the shareholder submitted a request to withdraw from the procedural arrangement, according to which the legal proceedings will be delayed until the relevant investigation's materials are provided to the Company, and to establish a new schedule for the resumption of the proceedings. The Company submitted its opposition to the request. Considering the proceedings are in an early stage and even suspended, there is a difficulty in estimating their outcome.

For further information regarding legal proceedings and other contingencies, see Note 6 to the Company's Interim Financial Statements.

Forward-looking Statements

This announcement contains statements that constitute “forward‑looking statements”, many of which can be identified by the use of forward‑looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “strive”, “forecast”, “targets” and “potential”, among others. The Company is relying on the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in making such forward-looking statements.

Forward‑looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward‑looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to:

23 ICL Group Limited Q1 2023 Results

Loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulation related to, and physical impacts of climate change and greenhouse gas emissions; failure to "harvest" salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; litigation, arbitration and regulatory proceedings; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; changes in exchange rates or prices compared to those we are currently experiencing; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; pandemics may create disruptions, impacting our sales, operations, supply chain and customers; delays in termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea which could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; The Company is exposed to risks relating to its current and future activity in emerging markets; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; disruption of our, or our service providers', sales of our magnesium products being affected by various factors that are not within our control; our ability to secure approvals and permits from the authorities in Israel to continue our phosphate mining operations in Rotem Amfert Israel; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; war or acts of terror and/or political, economic and military instability in Israel and its region; filing of class actions and derivative actions against the Company, its executives and Board members; closing of transactions, mergers and acquisitions; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 28, 2023 (the “Annual Report”).

Forward‑looking statements speak only as of the date they are made, and, except as otherwise required by law, we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements, targets or goals in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Investors are cautioned to consider these risk and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements.

This report for the first quarter of 2023 (the “Quarterly Report”) should be read in conjunction with the Annual Report published by the Company on Form 20-F, as of and for the year ended December 31, 2022, including the description of events occurring subsequent to the date of the statement of financial position, as filed with the US SEC.

24 ICL Group Limited Q1 2023 Results

Consolidated Financial Statements (Unaudited)

As of March 31, 2023

(in millions of US Dollars)
ICL Group Ltd

Condensed Consolidated Statements of Financial Position as of (Unaudited)

March 31, 2023	March 31, 2022	December 31, 2022
$ millions	$ millions	$ millions

Current assets
Cash and cash equivalents	552	439	417
Short-term investments and deposits	129	93	91
Trade receivables	1,631	1,898	1,583
Inventories	2,116	1,673	2,134
Prepaid expenses and other receivables	316	355	323
Total current assets	4,744	4,458	4,548

Non-current assets
Deferred tax assets	155	142	150
Property, plant and equipment	6,066	5,797	5,969
Intangible assets	867	889	852
Other non-current assets	213	378	231
Total non-current assets	7,301	7,206	7,202

Total assets	12,045	11,664	11,750

Current liabilities
Short-term debt	704	506	512
Trade payables	967	1,078	1,006
Provisions	79	56	81
Other payables	985	1,049	1,007
Total current liabilities	2,735	2,689	2,606

Non-current liabilities
Long-term debt and debentures	2,278	2,402	2,312
Deferred tax liabilities	442	406	423
Long-term employee liabilities	385	511	402
Long-term provisions and accruals	239	275	234
Other	68	64	60
Total non-current liabilities	3,412	3,658	3,431

Total liabilities	6,147	6,347	6,037

Equity
Total shareholders’ equity	5,631	5,083	5,464
Non-controlling interests	267	234	249
Total equity	5,898	5,317	5,713

Total liabilities and equity	12,045	11,664	11,750

The accompanying notes are an integral part of these condensed consolidated financial statements.

26 ICL Group Limited Quarterly Report

Condensed Consolidated Statements of Income (Unaudited)
(In millions except per share data)

For the three-month period ended		For the year ended
March 31, 2023	March 31, 2022	December 31, 2022
$ millions	$ millions	$ millions

Sales	2,098	2,525	10,015
Cost of sales	1,270	1,280	4,983

Gross profit	828	1,245	5,032

Selling, transport and marketing expenses	264	279	1,181
General and administrative expenses	68	69	291
Research and development expenses	18	18	68
Other expenses	16	-	30
Other income	(3)	(23)	(54)

Operating income	465	902	3,516

Finance expenses	87	67	327
Finance income	(43)	(33)	(214)

Finance expenses, net	44	34	113

Share in earnings of equity-accounted investees	-	-	1

Income before taxes on income	421	868	3,404

Taxes on income	127	211	1,185

Net income	294	657	2,219

Net income attributable to the non-controlling interests	14	25	60

Net income attributable to the shareholders of the Company	280	632	2,159

Earnings per share attributable to the shareholders of the Company:

Basic earnings per share (in dollars)	0.22	0.49	1.68

Diluted earnings per share (in dollars)	0.22	0.49	1.67

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,289,238	1,285,811	1,287,304

Diluted (in thousands)	1,290,938	1,290,965	1,289,947

The accompanying notes are an integral part of these condensed consolidated financial statements.

27 ICL Group Limited Quarterly Report

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

For the three-month period ended		For the year ended
March 31, 2023	March 31, 2022	December 31, 2022
$ millions	$ millions	$ millions

Net income	294	657	2,219

Components of other comprehensive income that will be reclassified subsequently to net income
Foreign currency translation differences	59	57	(146)
Change in fair value of cash flow hedges transferred to the statement of income	24	17	101
Effective portion of the change in fair value of cash flow hedges	(24)	(19)	(119)
Tax relating to items that will be reclassified subsequently to net income	-	1	4
	59	56	(160)

Components of other comprehensive income that will not be reclassified to net income
Actuarial gains from defined benefit plans	10	42	83
Tax relating to items that will not be reclassified to net income	(3)	(7)	(12)
	7	35	71

Total comprehensive income	360	748	2,130

Comprehensive income attributable to the non-controlling interests	18	25	40

Comprehensive income attributable to the shareholders of the Company	342	723	2,090

The accompanying notes are an integral part of these condensed consolidated financial statements.

28 ICL Group Limited Quarterly Report

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the three-month period ended		For the year ended
March 31, 2023	March 31, 2022	December 31, 2022
$ millions	$ millions	$ millions

Cash flows from operating activities
Net income	294	657	2,219
Adjustments for:
Depreciation and amortization	130	122	498
Exchange rate, interest and derivative, net	18	41	157
Tax expenses	127	211	1,185
Change in provisions	(15)	(18)	(83)
Other	4	(20)	(15)
	264	336	1,742

Change in inventories	51	(87)	(527)
Change in trade receivables	(35)	(469)	(215)
Change in trade payables	(37)	(6)	(42)
Change in other receivables	(6)	(1)	(46)
Change in other payables	(23)	43	107
Net change in operating assets and liabilities	(50)	(520)	(723)

Interest paid, net	(17)	(16)	(106)
Income taxes paid, net of refund	(109)	(132)	(1,107)

Net cash provided by operating activities	382	325	2,025

Cash flows from investing activities
Payments for deposits, net	(44)	(8)	(36)
Business combinations	-	-	(18)
Purchases of property, plant and equipment and intangible assets	(164)	(131)	(747)
Proceeds from divestiture of assets and businesses, net of transaction expenses	3	20	33
Other	1	12	14
Net cash used in investing activities	(204)	(107)	(754)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(178)	(169)	(1,166)
Receipt of long-term debt	258	343	1,045
Repayments of long-term debt	(170)	(356)	(1,181)
Receipts (repayments) of short-term debt	37	(97)	(21)
Receipts from transactions in derivatives	6	19	20
Net cash used in financing activities	(47)	(260)	(1,303)

Net change in cash and cash equivalents	131	(42)	(32)
Cash and cash equivalents as of the beginning of the period	417	473	473
Net effect of currency translation on cash and cash equivalents	4	8	(24)
Cash and cash equivalents as of the end of the period	552	439	417

The accompanying notes are an integral part of these condensed consolidated financial statements.

29 ICL Group Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions

For the three-month period ended March 31, 2023
Balance as of January 1, 2023	549	233	(570)	127	(260)	5,385	5,464	249	5,713

Share-based compensation	-	-	-	3	-	-	3	-	3
Dividends	-	-	-	-	-	(178)	(178)	-	(178)
Comprehensive income	-	-	55	-	-	287	342	18	360
Balance as of March 31, 2023	549	233	(515)	130	(260)	5,494	5,631	267	5,898

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions

For the three-month period ended March 31, 2022
Balance as of January 1, 2022	548	224	(444)	138	(260)	4,321	4,527	209	4,736

Share-based compensation	-	1	-	1	-	-	2	-	2
Dividends	-	-	-	-	-	(169)	(169)	-	(169)
Comprehensive income	-	-	57	(1)	-	667	723	25	748
Balance as of March 31, 2022	548	225	(387)	138	(260)	4,819	5,083	234	5,317

The accompanying notes are an integral part of these condensed consolidated financial statements.

30 ICL Group Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions

For the year ended December 31, 2022
Balance as of January 1, 2022	548	224	(444)	138	(260)	4,321	4,527	209	4,736

Share-based compensation	1	9	-	3	-	-	13	-	13
Dividends	-	-	-	-	-	(1,166)	(1,166)	-	(1,166)
Comprehensive income	-	-	(126)	(14)	-	2,230	2,090	40	2,130
Balance as of December 31, 2022	549	233	(570)	127	(260)	5,385	5,464	249	5,713

The accompanying notes are an integral part of these condensed consolidated financial statements.

31 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of March 31, 2023 (Unaudited)

Note 1 – General

A.	The Reporting Entity

ICL Group Ltd. (hereinafter – the Company), is a company incorporated and domiciled in Israel. The Company's shares are traded on both the Tel-Aviv Stock Exchange (TASE) and the New York Stock Exchange (NYSE) under the ticker: ICL. The address of the Company’s registered headquarters is 23 Aranha St., Tel Aviv, Israel. The Company is a subsidiary of Israel Corporation Ltd., a public company traded on the TASE under the ticker: ILCO:TA. The State of Israel holds a Special State Share in ICL and in some of its subsidiaries, entitling the State the right to safeguard the State of Israel vital interests.

The Company, together with its subsidiaries, associated companies and joint ventures (hereinafter ‑ the Group or ICL), is a leading specialty minerals group that operates a unique, integrated business model. The Company competitively extracts certain minerals as raw materials and utilizes processing and product formulation technologies to add value to customers in two main end-markets: agriculture and industrial (including food). ICL’s products are used mainly in agriculture, electronics, food, fuel and gas exploration, water purification and desalination, construction, detergents, cosmetics, pharmaceuticals and automotive.

Note 2 – Significant Accounting Policies

A.	Basis of Preparation

The Company's financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) and the Company uses IFRS as its generally accepted accounting principles (“GAAP”).

The condensed consolidated interim financial statements were prepared in accordance with IAS 34, “Interim Financial Reporting” and do not include all the information required in complete, annual financial statements. These condensed consolidated interim financial statements and notes are unaudited and should be read together with the Company's audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2022 (hereinafter – the Annual Financial Statements), as filed with the Securities and Exchange Commission ("SEC").

The accounting policies and assumptions used in preparation of these condensed consolidated interim financial statements are consistent with those used in preparation of the Company's Annual Financial Statements and in the Company's opinion, include all the adjustments necessary to fairly present such information. Interim results are not necessarily indicative of the Company's expected results for the entire year.

Classifications

The Company made a number of insignificant classifications in comparative figures in order to adjust them to the manner of classification in the current financial statements. The said classifications have no effect on the total profit (loss).

32 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of March 31, 2023 (Unaudited)

Note 3 - Operating Segments

A. General

1. Information on operating segments

ICL is a global specialty minerals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model. Our operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Growing Solutions (formerly, Innovative Ag Solutions).

Industrial Products – The Industrial Products segment produces bromine derived from a solution that is a by‑product of the potash production process in Sodom, Israel, as well as bromine‑based compounds. Industrial Products uses most of the bromine it produces for its own production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, the Industrial Products segment produces several grades of salt, magnesium chloride and some other specialty mineral products. Industrial Products is also engaged in the production and marketing of phosphorous-based flame retardants and additional phosphorus‑based products.

Potash – The Potash segment produces and sells primarily potash, salt, magnesium, as well as electricity. Potash is produced in Israel and Spain using an evaporation process to extract potash from the Dead Sea in Israel, and from conventional mining of an underground mine in Spain. The segment also produces and sells pure magnesium and magnesium alloys, as well as chlorine and sylvinite. In addition, the segment sells salt products produced at its potash site in Spain. The Company operates a power plant in Sodom which supplies electricity to ICL companies in Israel (as well as surplus electricity to external customers) and steam to all facilities at the Sodom site.

Phosphate Solutions – The Phosphate Solutions segment is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), to produce specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers. Phosphate rock is mined and processed from open pit mines, three of which are located in the Negev Desert in Israel, while the fourth is situated in Yunnan province in China. Sulphuric acid, green phosphoric acid and phosphate fertilizers are also produced in the facilities in Israel and China.

The Phosphate Solutions segment manufactures pure phosphoric acid by purifying green phosphoric acid. Pure phosphoric acid and green phosphoric acid are used to manufacture downstream products with high added value, such as phosphate salts and acids, for a wide range of food and industrial applications. Phosphate salts and acids are used in various industrial end markets such as oral care, cleaning products, paints and coatings, energy storage solutions, water treatment, asphalt modification, construction, metal treatment and more. The segment's products for the food industry include functional food ingredients and phosphate additives which provide texture and stability solutions for processed meat, meat alternatives, poultry, seafood, dairy products, beverages and baked goods. In addition, the segment supplies pure phosphoric acid to ICL’s specialty fertilizers business and produces organic milk components and whey proteins for the food ingredients industry.

33 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of March 31, 2023 (Unaudited)

Note 3 - Operating Segments (cont’d)

A. General (cont’d)

1.  Information on operating segments (cont’d)

Growing Solutions – The Growing Solutions segment aims to achieve global leadership in plant nutrition markets by enhancing its positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, fertilizers and FertilizerpluS, targeting high-growth markets such as Brazil, India and China. The segment also looks to leverage its unique R&D capabilities, substantial agronomic experience, global footprint, backward integration to potash, phosphate and polysulphate and its chemistry know-how, as well as its ability to integrate and generate synergies from acquired businesses.

ICL is continuously working to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consists of enhanced efficiency and controlled release fertilizers (CRF), water-soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid), FertilizerpluS, soil and foliar micronutrients, secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants.

The Growing Solutions segment develops, manufactures, markets and sells its products globally, mainly in South America, Europe, Asia, North America and Israel. It produces water soluble specialty fertilizers in Belgium, Israel and Spain, organic, ornamental horticulture, turf and landscaping products in the UK and the Netherlands, liquid fertilizers in Israel, Spain and China, straights soluble fertilizers in China and Israel, controlled release fertilizers in the Netherlands, Brazil and the United States, FertilizerpluS products in the UK, the Netherlands and Germany, as well as secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants in Brazil.

Other Activities – Other business activities include, among other things, ICL’s innovative arm, promoting innovation, developing new products and services, as well as digital platforms and technological solutions for farmers and agronomists. This category includes Growers and Agmatix, innovative start-ups that are developing agricultural data processing and analysis capabilities for the future of agriculture. These activities are not presented as reportable segments as they do not meet the required quantitative thresholds.

2. Segment capital investments

Capital investments made by the segments for each of the reporting periods include mainly property, plant and equipment as well as intangible assets acquired in the ordinary course of business and as part of business combinations.

3. Inter–segment transfers and unallocated income (expenses)

Segment revenue, expenses and results include inter-segment transfers, which are based on transactions prices in the ordinary course of business. This is aligned with reports that are regularly reviewed by the Chief Operating Decision Maker. Inter-segment transfers are eliminated as part of the financial statements' consolidation process.

Segment profit is measured based on the operating income, without the allocation of certain expenses to the operating segments, as presented in the reports regularly reviewed by the Chief Operating Decision Maker. Management believes that it is the most relevant measure for the assessment of such results.

34 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of March 31, 2023 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three-month period ended March 31, 2023

Sales to external parties	351	530	659	553	5	-	2,098
Inter-segment sales	10	53	55	11	1	(130)	-
Total sales	361	583	714	564	6	(130)	2,098

Segment operating income (loss)	90	254	115	32	(2)	(9)	480
Other expense not allocated to the segments							(15)
Operating income							465

Financing expenses, net							(44)
Income before income taxes							421

Depreciation and amortization	15	44	55	13	1	2	130

Capital expenditures	26	84	54	24	3	2	193

35 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of March 31, 2023 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three-month period ended March 31, 2022

Sales to external parties	488	728	748	556	5	-	2,525
Inter-segment sales	6	67	50	10	1	(134)	-
Total sales	494	795	798	566	6	(134)	2,525

Segment operating income (loss)	188	410	200	93	(3)	(8)	880
Other income not allocated to the segments							22
Operating income							902

Financing expenses, net							(34)
Income before income taxes							868

Depreciation and amortization	15	40	47	17	1	2	122

Capital expenditures	22	62	49	17	1	2	153

36 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of March 31, 2023 (Unaudited)

3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2022

Sales to external parties	1,737	3,031	2,851	2,376	20	-	10,015
Inter-segment sales	29	282	255	46	3	(615)	-
Total sales	1,766	3,313	3,106	2,422	23	(615)	10,015

Segment operating income (loss)	628	1,822	777	378	(9)	(87)	3,509
Other income not allocated to the segments							7
Operating income							3,516

Financing expenses, net							(113)
Share in earnings of equity-accounted investees							1
Income before income taxes							3,404

Depreciation and amortization	61	166	189	70	3	9	498

Capital expenditures	90	346	259	101	9	17	822

37 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of March 31, 2023 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location

The following table presents the distribution of the operating segments sales by geographical location of the customer:

1-3/2023		1-3/2022		1-12/2022
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Brazil	390	19	490	19	2,200	22
USA	334	16	380	15	1,457	15
China	282	13	449	18	1,495	15
United Kingdom	170	8	119	5	448	4
Germany	110	5	114	5	417	4
Spain	99	5	95	4	365	4
France	85	4	78	3	305	3
Israel	66	3	83	3	344	3
Netherlands	58	3	61	2	264	3
Italy	52	2	53	2	156	2
All other	452	22	603	24	2,564	25
Total	2,098	100	2,525	100	10,015	100

38 ICL Group Limited Quarterly Report

 Notes to the condensed consolidated interim financial statements as of March 31, 2023 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following tables present the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three-month period ended March 31, 2023
Europe	142	237	207	234	5	(53)	772
Asia	86	97	178	84	-	(8)	437
South America	6	157	100	159	-	(2)	420
North America	109	40	178	38	-	(7)	358
Rest of the world	18	52	51	49	1	(60)	111
Total	361	583	714	564	6	(130)	2,098

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three-month period ended March 31, 2022
Europe	156	149	212	251	5	(49)	724
Asia	211	232	239	66	-	(11)	737
South America	11	244	117	146	-	(2)	516
North America	97	100	170	49	-	(1)	415
Rest of the world	19	70	60	54	1	(71)	133
Total	494	795	798	566	6	(134)	2,525

39 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of March 31, 2023 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2022
Europe	574	698	881	880	18	(242)	2,809
Asia	664	1,008	817	286	-	(32)	2,743
South America	40	938	496	849	-	(8)	2,315
North America	401	365	654	166	1	(10)	1,577
Rest of the world	87	304	258	241	4	(323)	571
Total	1,766	3,313	3,106	2,422	23	(615)	10,015

40 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of March 31, 2023 (Unaudited)

Note 4 – Loans, Financial Instruments and Risk Management

A. Fair value of financial instruments

The carrying amounts in the financial statements of certain financial assets and financial liabilities, including cash and cash equivalents, investments, short-term deposits and loans, receivables and other debit balances, long-term investments and receivables, short-term credit, payables and other credit balances, long-term loans bearing variable interest and other liabilities, and derivative financial instruments, correspond to or approximate their fair value.

The following table details the carrying amount and fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

March 31, 2023		March 31, 2022		December 31, 2022
Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
$ millions		$ millions		$ millions

Loans bearing fixed interest	343	297	370	360	339	302
Debentures bearing fixed interest
Marketable	1,228	1,144	1,399	1,434	1,335	1,270
Non-marketable	193	187	193	199	195	191
	1,764	1,628	1,962	1,993	1,869	1,763

B. Fair value hierarchy

The following table presents an analysis of the financial instruments measured in fair value, using the valuation method.

The following level was defined:

Level 2: Observed data (directly or indirectly).

Level 2	March 31, 2023	March 31, 2022	December 31, 2022
	$ millions	$ millions	$ millions

Derivatives designated as economic hedge, net	(25)	5	(25)
Derivatives designated as cash flow hedge, net	(18)	82	9
	(43)	87	(16)

C. Foreign currency risks

The Company is exposed to changes in the exchange rate of the Israeli shekel against the US dollar in respect of principal and interest in certain debentures, loans, labor costs and other operating expenses. The Company's risk management strategy is to hedge the changes in cash flow deriving from liabilities, labor costs and other operational costs denominated in shekels by using derivatives. These exposures are hedged from time to time, according to the assessment of exposure and inherent risks against which the Company elects to hedge, in accordance with the Company's risk management strategy.

41 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of March 31, 2023 (Unaudited)

Note 4 – Loans, Financial Instruments and Risk Management (cont'd)

D. Revolving Credit Facility Agreement

In April 2023, the Company entered into a Sustainability-Linked Revolving Credit Facility Agreement made between its subsidiary ICL Finance B.V. and a consortium of twelve international banks for $1,550 million (hereinafter - the Sustainability-Linked RCF). The Sustainability-Linked RCF is guaranteed by ICL and replaces a previous revolving credit facility that was entered into in 2015, as amended and extended in 2018, due to expire in 2025.

The Sustainability-Linked RCF is for a period of five years and includes lenders’ options to extend it by two periods of one-year each. The pricing structure of the new RCF is not materially different from ICL’s previous credit facility, and it is adapted to a SOFR/EURIBOR based pricing mechanism as follows:

Up to 33% credit:	SOFR/EURIBOR + 0.8%
From 33% to 66% credit:	SOFR/EURIBOR + 0.9%
66% credit or more:	SOFR/EURIBOR + 1.05%

The Sustainability-Linked RCF includes customary undertakings and representations, including, among other things, a cross-default mechanism, a negative pledge and financial covenants, similar to all of ICL’s loans. In line with ICL’s strategic commitment to sustainability, the Sustainability-Linked RCF follows ICL’s initial Sustainability-Linked Term Loan dated September 2021. The Sustainability-Linked RCF includes three Key Performance Indicators (KPIs) which have been designed to align with ICL’s sustainability goals: a reduction in Absolute Scope 1 & 2 GHG Emissions; an increase in the percentage of female representation among senior ICL management; and an increase in the number of valid TfS (Together for Sustainability initiative) scorecards obtained for ICL Group suppliers. Each of these goals will be assessed regularly during the term of the Sustainability-Linked RCF through third-party verification ICL’s performance in these areas.

Note 5 –Dividend Distributions

Decision date for dividend distribution by the Board of Directors	Actual date of dividend distribution	Distributed amount ($ millions)	Dividend per share ($)

February 14, 2023	March 15, 2023	178	0.14
May 9, 2023 *	June 14, 2023	146	0.11

*      The dividend will be distributed on June 14, 2023, with a record date for eligibility of May 31, 2023.

Note 6 – Provisions, Contingencies and Other Matters

Further to Note 18 to the Annual Financial Statements, regarding Energean's continued delays in supply of natural gas (NG) and the measures that the Company is taking to secure its supply, in April 2023, Energean announced it entered commercial production, following which full supply of NG is now being obtained from Energean. The Company intends to exercise all of its legal rights in connection with Energean's past delays.

42 ICL Group Limited Quarterly Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: May 10, 2023